Exhibit 99.6

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our Report of Independent Registered Public Accounting Firm dated February 20, 2013 on the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2012 and December 31, 2011, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011; and

•

our Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting dated February 20, 2013 on IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2012 each of which is incorporated by reference in this annual report on Form 40-F of IAMGOLD Corporation for the fiscal year ended December 31, 2012.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (File No. 333-175246) of IAMGOLD Corporation.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 25, 2013

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

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